Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 7, 2017

Re:	Electromedical Technologies, Inc.

Offering Statement on Form 1 - A

Filed September 20, 2017

File No. 024-10743

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of October 18, 2017, which we have set out below, together with our responses.

Part II – Offering Circular

1.	Disclose for each covered product the indications for use specified in your FDA certification.

We currently have only one covered product and have amended the disclosure to clarify that fact. We have also added a Risk Factor, “We currently do not have regulatory approval or marketing pre-clearance for the WellnessPro POD and our ability to succeed will depend on our ability to obtain FDA and other regulatory approvals and clearance for our future products and product improvements.”We have additionally modified the disclosure in the “Risk Factors” and “The Company’s Business” sections.

Plan of Distribution and Selling Shareholders, page 16

2.	We note your disclosure in the third paragraph on page 17 about your website. Indicate how you will sell the securities via your website, including identifying any broker-dealers involved or the exemption from broker-dealer registration the selling party intends to rely upon.

CrowdCheck Law LLP P.O. Box 70743, Washington D.C. 20024

We have modified the disclosure on page 17 to clarify that the Managing Broker-Dealer will effect all transactions (including those on our website).

3.	We note you have provided credits towards purchases of stock in this offering, as indicated on pages 18 and F - 16. Please tell us how issuance of the credits and, separately, issuance of shares to in this offering in exchange for those credits complies with the requirements of Section 5 of the Securities Act of 1933.

The credits were issued to a limited number of the company’s current distributors without general solicitation in reliance on Section 4(a)(2) of the Securities Act. Shares will not be issued to those persons pursuant to this offering and we have removed references to the credits from the “Plan of Distribution.”

Offering Perks, page 19

4.	We note that you reserve the right to terminate the offer investment packages at any time during the offering. Please disclose the manner in which you intend to notify investors that you have terminated the packages. In addition, address any regulatory implications. By way of example only, how will you ensure prescriptions for the WellnessPro Plus unit? Explain the basis for the market values indicated.

We have reflected your comments and modified the language in the “Plan of Distribution” section accordingly.

Strategy, page 25

5.	Please tell us the authority on which you rely to refer investors to testimonials on your website as you do in the first paragraph of this section.

We have amended the language in the ”The Company’s Business - Strategy” section and removed references to testimonials.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law LLP (formerly KHLK, LLP)

cc: Matthew Wolfson

Electromedical Technologies, Inc.

CrowdCheck Law LLP P.O. Box 70743, Washington D.C. 20024

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